EXHIBIT 4.2

INTEGRATED VENTURES, INC.

73 Buck Road, Suite 2

Huntington Valley, PA19006

September 13, 2022

Sabby Volatility Warrant Master Fund, Ltd.

c/o Sabby Management, LLC

Re:	Waiver and Exercise Reduction.

Dear Holder:

Reference is made to that certain Common Stock Purchase Warrant (the “Warrant”), dated as of April 1, 2021, issued by Integrated Ventures, Inc. (the “Company”) to Sabby Volatility Warrant Master Fund, Ltd. (the “Holder”), pursuant to which the Holder has the right to purchase up to 15 million shares of the Company’s common stock (the “Common Stock”) for an exercise price of $0.30 (“Exercise Price”), subject to certain adjustments that may occur following the date of the issuance of the warrant, including Section 3(b) of the Warrant in respect of the dilutive issuance of securities of the Company (“Anti-Dilution Provision”). The Warrant was issued pursuant to that certain Securities Purchase Agreement, dated as of March __, 2021 by and between the Company and the Holder (the “Purchase Agreement”). Capitalized terms used but not defined in this letter amendment (this “Amendment”) shall have the meanings ascribed to such terms in the Purchase Agreement.

For good and valuable consideration, the Company and the undersigned Holder agrees to amend the terms of the Warrant to reduce the Exercise Price of the Warrant to $0.001, subject to adjustment therein, and waive the “exploding feature” of the Anti-Dilution Provision in the Warrant that would otherwise have increased the number of shares of Common Stock issuable under the Warrant on account of a deemed issuance of Common Stock. The reduction in the Exercise Price is effective immediately retroactive to June 29, 2022 (and any Notices of Exercise delivered thereafter) and not further action is required by either the Company or the Holder.

Other than an Exempt Issuance, from the date hereof until 90 days after the date hereof, neither the Company nor any Subsidiary shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or Common Stock Equivalents.

Except as expressly set forth above, all of the terms and conditions of the Warrant shall continue in full force and effect after the execution of this agreement and shall not be in any way changed, modified or superseded by the terms set forth herein.

This Amendment may be executed in two or more counterparts and by facsimile or “.pdf” signature or otherwise, and each of such counterparts shall be deemed an original and all of such counterparts together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, this Amendment is executed as of the date first set forth above.

Integrated ventures, inc.

By:
Name:
Title:

HOLDER:

Name of Holder: Sabby Volatility Warrant Master Fund, Ltd.

Signature of Holder: _________________________________

Name of Signatory: _______________________________

Name of Title: ______________________________

Warrants: 15,000,000

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